================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               Health Grades, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   84748M 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Marc S. Sandroff
                         Essex Woodlands Health Ventures
                           190 S. LaSalle, Suite 2800
                             Chicago, Illinois 60603
                                 (312) 444-6040
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  84748M 10 2
--------------------------------------------------------------------------------
              1. Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only).
                          ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P.

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions):

                 (a)     [ ]

                 (b)     [X]

--------------------------------------------------------------------------------
              3. SEC Use Only:

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions):

                          WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e):
                 [ ]

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:

                          DELAWARE

--------------------------------------------------------------------------------
Number of         7. Sole Voting Power                    9,947,430
Shares        ------------------------------------------------------------------
Beneficially      8. Shared Voting Power                      -0-
Owned by      ------------------------------------------------------------------
Each              9. Sole Dispositive Power               9,947,430
Reporting     ------------------------------------------------------------------
Person With      10. Shared Dispositive Power                 -0-
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                          9,947,430

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions):

                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):

                          27.62%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions):

                          PN

--------------------------------------------------------------------------------

CUSIP No.:  84748M 10 2
--------------------------------------------------------------------------------
              1. Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only).
                          ESSEX WOODLANDS HEALTH VENTURES IV, L.L.C.

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions):

                 (a)     [ ]

                 (b)     [X]

--------------------------------------------------------------------------------
              3. SEC Use Only:

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions):

                          WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e):
                 [ ]

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:

                          DELAWARE

--------------------------------------------------------------------------------
Number of         7. Sole Voting Power                    9,947,430
Shares        ------------------------------------------------------------------
Beneficially      8. Shared Voting Power                      -0-
Owned by      ------------------------------------------------------------------
Each              9. Sole Dispositive Power               9,947,430
Reporting     ------------------------------------------------------------------
Person With      10. Shared Dispositive Power                 -0-
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                          9,947,430

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions):

                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):

                          27.62%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions):

                          OO

--------------------------------------------------------------------------------

CUSIP No.:  84748M 10 2

--------------------------------------------------------------------------------
              1. Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only).
                          JAMES L. CURRIE

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions):

                 (a)     [ ]

                 (b)     [X]
--------------------------------------------------------------------------------
              3. SEC Use Only:


--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions):

                          SC
--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e):
                 [ ]

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:

                          UNITED STATES

--------------------------------------------------------------------------------
Number of         7. Sole Voting Power                         0
Shares        ------------------------------------------------------------------
Beneficially      8. Shared Voting Power                  9,947,430
Owned by      ------------------------------------------------------------------
Each              9. Sole Dispositive Power                    0
Reporting     ------------------------------------------------------------------
Person With      10. Shared Dispositive Power             9,947,430
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                          9,947,430

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions):

                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):

                          27.62%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions):

                          IN

--------------------------------------------------------------------------------

CUSIP No.:  84748M 10 2

--------------------------------------------------------------------------------
              1. Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only).
                          MARC S. SANDROFF

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions):

                 (a)     [ ]

                 (b)     [X]

--------------------------------------------------------------------------------
              3. SEC Use Only:

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions):

                          WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e):
                 [ ]

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:

                          UNITED STATES

--------------------------------------------------------------------------------
Number of         7. Sole Voting Power                         0
Shares        ------------------------------------------------------------------
Beneficially      8. Shared Voting Power                  9,947,430
Owned by      ------------------------------------------------------------------
Each              9. Sole Dispositive Power                    0
Reporting     ------------------------------------------------------------------
Person With      10. Shared Dispositive Power             9,947,430
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                          9,947,430

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions):

                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):

                          27.62%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions):

                          IN

--------------------------------------------------------------------------------

CUSIP No.:  84748M 10 2

--------------------------------------------------------------------------------
              1. Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only).
                          MARTIN P. SUTTER

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions):

                 (a)     [ ]

                 (b)     [X]

--------------------------------------------------------------------------------
              3. SEC Use Only:

--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions):

                          WC

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e):
                 [ ]

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:

                          UNITED STATES

--------------------------------------------------------------------------------
Number of         7. Sole Voting Power                         0
Shares        ------------------------------------------------------------------
Beneficially      8. Shared Voting Power                  9,947,430
Owned by      ------------------------------------------------------------------
Each              9. Sole Dispositive Power                    0
Reporting     ------------------------------------------------------------------
Person With      10. Shared Dispositive Power             9,947,430
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                          9,947,430

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions):

                 [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):

                          27.62%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions):

                          IN

--------------------------------------------------------------------------------

         This Amendment No. 2 amends and supplements the Schedule 13D originally filed on March 27, 2000 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 1, 2001 ("Amendment No. 1") by the undersigned relating to the shares of common stock, $0.001 par value per share, (the "Common Stock") of Health Grades, Inc. (the "Company"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         On October 9, 2001 the Company exercised the put option from Essex Fund in accordance with the agreement between the Company, Essex Fund and another investor, executed on April 16, 2001 to provide equity financing to the Company of up to $2,000,000. Under the agreement, the Company has sold Essex Fund 5,544,000 shares of Common Stock at $0.15 per share for an aggregate purchase price of $831,600, the maximum amount under the agreement, and issued to Essex Fund a warrant to purchase 145,530 shares of Common Stock at an exercise price of $0.15 per share for six years.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

TOTAL OUTSTANDING SHARES. According to information provided to the Filing Persons by the Company, the number of shares of Common Stock outstanding on October 10, 2001 was 34,606,758 and the number of shares of Common Stock subject to warrants held by Essex Fund was 1,403,430 for a total of 36,010,188 shares outstanding.

ESSEX FUND. As of the date of filing of this Schedule 13D, Essex Fund is the holder of record of 9,947,430 shares of Common Stock of the Company, consisting of 8,544,000 shares of Common Stock and warrants to purchase 1,403,430 shares of Common Stock exercisable within 60 days hereof, representing approximately 27.62% of the outstanding Common Stock, and has sole voting and investment power with respect to such securities.

ESSEX L.L.C. ESSEX L.L.C., as sole General Partner of Essex Fund, may also be deemed to have sole voting and investment power with respect to such securities. Essex L.L.C. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

MESSRS. CURRIE, SANDROFF AND SUTTER. Under the operating agreement of Essex L.L.C., Messrs. Currie, Sandroff and Sutter have the power by unanimous consent
(i) to cause the Essex Fund to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Sandroff and Sutter may also be deemed to have shared dispositive power and shared voting power with respect to the securities held by Essex Fund. Messrs. Currie, Sandroff and Sutter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

         On October 9, 2001, Essex Fund acquired a warrant to purchase 145,530 shares of Common Stock from the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         On October 9, 2001, the Company exercised the put option from Essex Fund and sold 5,544,000 shares of Common Stock to Essex Fund for an aggregate purchase price of $831,600, the maximum amount under the put option. The shares were sold at $0.15 per share. In addition, the Company issues Essex Fund a warrant to purchase 145,530 shares of Common Stock at an exercise price of $0.15 per share for six years.

                                  EXHIBIT INDEX

NO.               DESCRIPTION OF EXHIBIT
---               ----------------------
Exhibit A         Agreement of Joint Filing, dated October 30, 2001, among the
                  Filing Persons.

Exhibit B         Co-Sale and Voting Agreement, dated March 17, 2000,
                  previously filed.

Exhibit C         Letter Agreement, dated April 16, 2001, previously filed.

                                    EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D as promulgated by the SEC, including any pertinent amendments thereto, and including, where applicable, additions or deletions to the group represented by the undersigned, with respect to the Common Stock, $0.001 par value per share, of Health Grades, Inc., and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of October 30, 2001.



                                   ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P. By its general partner:
                                   Essex Woodlands Health Ventures IV, L.L.C.

                                   By: /s/ Marc S. Sandroff
                                      -------------------------------
                                   Name: Marc S. Sandroff
                                   Its: Managing Director


                                   ESSEX WOODLANDS HEALTH VENTURES IV, L.L.C.

                                   By: /s/ Marc S. Sandroff
                                      -------------------------------
                                   Name:  Marc S. Sandroff
                                   Its:  Managing Director


                                       /s/ James L. Currie
                                   ----------------------------------
                                   James L. Currie



                                       /s/ Marc S. Sandroff
                                   ----------------------------------
                                   Marc S. Sandroff



                                       /s/ Martin P. Sutter
                                   ----------------------------------
                                   Martin P. Sutter

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: October 30, 2001

                                  ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P. By its general partner:
                                  Essex Woodlands Health Ventures IV, L.L.C.


                                  By:  /s/ Marc S. Sandroff
                                     --------------------------------
                                  Name: Marc S. Sandroff
                                  Its: Managing Director


                                  ESSEX WOODLANDS HEALTH VENTURES IV, L.L.C.


                                  By:  /s/ Marc S. Sandroff
                                     --------------------------------
                                  Name:  Marc S. Sandroff
                                  Its:  Managing Director


                                       /s/ James L. Currie
                                  -----------------------------------
                                  James L. Currie



                                       /s/ Marc S. Sandroff
                                  -----------------------------------
                                  Marc S. Sandroff



                                       /s/ Martin P. Sutter
                                  -----------------------------------
                                  Martin P. Sutter